Exhibit (a)(1)(I)

FOR IMMEDIATE RELEASE

Contact:	Jeff Wakely
Chief Financial Officer
617-431-9458
jwakely@techtarget.com

Rick Olin
General Counsel
617-431-9465
rolin@techtarget.com

TechTarget, Inc. Further Updates Tender Offer Documents

Newton, MA — November 22, 2010 — TechTarget, Inc. (NASDAQ: TTGT) announced today that it has supplemented and further amended its Tender Offer Statement on Schedule TO and the Offer to Purchase, dated November 9, 2010, as amended to date, with respect to its tender offer to purchase up to 10,000,000 shares of its common stock at a price of $6.00 per share.  The Company has supplemented its disclosure by adding the following disclosure regarding the impact of the completion of the tender offer on TechTarget’s financial statements:

•                  TechTarget’s cash and cash equivalents will decrease by the total amount of funds used by TechTarget to consummate the tender offer, including the payment of fees and expenses in connection with the tender offer;

•                  total stockholders’ equity will decrease by the amount of funds used to pay for the shares repurchased in the tender offer;

•                  the number of outstanding shares of TechTarget’s common stock will be decreased by the number of shares repurchased in the tender offer; and

•                  earnings/ loss per share at any given level of net income/loss of TechTarget will increase proportionately by virtue of the decrease in shares of TechTarget’s common stock outstanding.

The amendments to the Schedule TO and the Offer to Purchase included, among other matters, correcting the number of shares of TechTarget’s common stock beneficially owned by TechTarget’s executive officers and directors as of October 31, 2010 and also following the completion of the tender offer to 22,369,962 and, the corresponding percentage of TechTarget’s outstanding shares owned by TechTarget’s executive officers and directors following completion of the tender offer (assuming TechTarget purchases 10,000,000 shares of its common stock) to approximately 61%.

The tender offer will expire at 5:00 p.m., New York City time, on Thursday, December 9, 2010, unless extended by TechTarget. Tenders of shares must be made on or prior to the expiration of the tender offer and may be withdrawn at any time on or prior to the expiration of the tender offer. The tender offer is subject to a number of terms and conditions described in the Offer to Purchase and the related Letter of Transmittal.

Georgeson Securities Corporation is acting as the Dealer Manager and the Information Agent is Georgeson Inc. The Depositary is Computershare Trust Company, N.A. For questions and information, please call the Information Agent toll free at (800) 248-7690.

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of TechTarget common stock. None of TechTarget, its Board of Directors, the Information Agent, the Dealer Manager or the Depositary is making any recommendations to stockholders as to whether to tender or refrain from tendering their shares into the tender offer. Stockholders must make their own decisions as to how many shares they will tender, if any. In so doing, stockholders should read and evaluate carefully the information in the Offer to Purchase and in the related Letter of Transmittal.  Stockholders and investors may obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase, Letter of Transmittal and other documents that TechTarget has filed with the Securities and Exchange Commission at the Commission’s website at www.sec.gov, the Investor Information section of TechTarget’s website at www.techtarget.com or by calling Georgeson Inc., the Information Agent for the tender offer, toll-free at (800) 248-7690.

About TechTarget

TechTarget (www.techtarget.com) (NASDAQ: TTGT) is a leading global technology media company with more than 90 technology-specific websites, 9 million registered members, and more than 10 years of groundbreaking accomplishments. Our extensive editorial and vendor-sponsored content fulfills the needs of tech pros looking for in-depth coverage of technology topics throughout their buying process and positions us to meet the needs of technology marketers targeting qualified technology audiences.

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All statements contained in this press release, other than statements of historical fact, are forward-looking statements. These statements are based on our current plans and expectations and involve risks and uncertainties that could cause actual future events or results to be different than those described in or implied by such forward-looking statements, including risks and uncertainties regarding: TechTarget’s stock price, changes in financial markets; changes in economic, political or regulatory conditions or other trends affecting the Internet and information technology industries;

changes in facts and circumstances and other uncertainties concerning the completion of the tender offer; and the ability of TechTarget to achieve the benefits contemplated by the tender offer. Further information about these matters can be found in our Securities and Exchange Commission filings. Except as required by applicable law or regulation, we do not undertake any obligation to update our forward-looking statements to reflect future events or circumstances.

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